SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-11174
CUSIP NUMBER 553477100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

MRV Communications, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20415 Nordhoff Street
Address of Principal Executive Office (Street and Number)

Chatsworth, CA 91311
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MRV Communications, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 until completion of the restatement of its financial statements.  As previously reported, the Company is in the process of restating its financial statements to record the effects of additional compensation expenses and associated tax consequences related to accounting for historical stock option practices and earn-outs and profit sharing arrangements in certain subsidiaries, as well as corrective adjustments for matters principally impacting accumulated other comprehensive income, minority interest, minority interests’ share of income and accumulated deficit.  The Company is making, and intends to continue to make, every effort to complete an efficient and accurate process to restate its financial statements and return to full compliance with the Securities and Exchange Commission as soon as practical. However it is not expected that such restatement or the filing of the Company’s Quarterly Report on Form 10-Q will occur within the next five calendar days.  Accordingly, the Company is not by this filing invoking the provisions of Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jennifer Hankes Painter	(818)	773-0900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company has not filed its quarterly reports on Form 10-Q for the quarters ended June 30 and September 30, 2008, and its annual report on Form 10-K for the year ended December 31, 2008.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MRV’s accounting personnel are working with outside accounting and finance professionals to determine the adjustments necessary to restate the Company’s financial statements through the year ended December 31, 2008.  Because these calculations have not yet been completed, the Company cannot provide a reasonable estimate and comparison of the results of its operations from the corresponding period for the last fiscal year at this time.

MRV Communications, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, hereunto duly authorized.

MRV COMMUNICATIONS, INC.

Date:	May 11, 2009	By:	/s/ Noam Lotan
Noam Lotan
President and Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).